Vf 3-7-02



02003242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FEB 27 2002

SEC FILE NUMBER
8-52741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/31/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TICHE CAPITAL STRATEGIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 GRANT STREET, SUITE 421
(No. and Street)

PITTSBURGH	PA	15219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. R. SNODGRASS, A.C.
(Name — *if individual, state last, first, middle name*)

110 CENTRAL SQUARE DRIVE	BEAVER FALLS	PA	15010
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL L. RAYZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TICHE CAPITAL STRATEGIES, LLC, as of DECEMBER 31, 2001, ~~19XX~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notarial Seal
Kathy M. Care, Notary Public
City of Beaver Falls Beaver County
My Commission Expires May 28, 2005
Member, Pennsylvania Association of Notaries

Kathy M. Care
Notary Public

MLR
Signature

CPA
Title

DATE - 2/25/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Certified Public Accountants and Consultants

Bradley D. Tiche, President
Tiche Capital Strategies, LLC

In planning our audit of the financial statements and supplemental schedules of Tiche Capital Strategies, LLC, for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

The management of the Company is responsible for establishing and maintaining internal control. Two of the objectives of internal control are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and properly recorded to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America.

Because of inherent limitations in internal control, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Beaver Falls, PA
February 11, 2002

S.R. Snodgrass, A.C.
110 Central Square Drive Beaver Falls, PA 15010-7302 Phone: 724-843-4920 Facsimile: 724-847-5048

TICHE CAPITAL STRATEGIES, LLC

PITTSBURGH, PENNSYLVANIA

AUDIT REPORT

YEAR ENDED DECEMBER 31, 2001

TICHE CAPITAL STRATEGIES, LLC

Year Ended December 31, 2001

SNODGRASS
Certified Public Accountants and Consultants



INDEPENDENT AUDITORS' REPORT

Mr. Bradley D. Tiche, President
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Tiche Capital Strategies, LLC as of December 31, 2001, and the related statements of income (loss), changes in member's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tiche Capital Strategies, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

S R Snodgrass AC

Beaver Falls, PA
February 11, 2002

S.R. Snodgrass, A.C.
110 Central Square Drive Beaver Falls, PA 15010-7302 Phone: 724-843-4920 Facsimile: 724-847-5048

TICHE CAPITAL STRATEGIES, LLC

Statement of Financial Condition

	December 31, 2001
ASSETS	
CURRENT ASSETS	
Cash – operating	$ 8,857
Cash – reserve	9,233
Commissions receivable	42,815
Prepaid expenses	10,015
Total current assets	70,920
OTHER ASSETS	
Organization costs	15,849
Total assets	$ 86,769
LIABILITIES	
CURRENT LIABILITIES	
Accounts payable	$ 15,000
Commissions payable	20,250
Payroll taxes payable	3,373
Total liabilities	38,623
MEMBER'S EQUITY	
MEMBER'S EQUITY	48,146
Total liabilities and member's equity	$ 86,769

The accompanying notes are an integral part of the financial statements.

TICHE CAPITAL STRATEGIES, LLC

Statement of Income (Loss)

	Year Ended December 31, 2001
INCOME	
Gross commissions	$ 518,988
EXPENSES	
Commissions	238,238
Clearing costs	65,503
Extension and cancellation costs	2,570
Payroll taxes	21,725
Licenses and permits	210
Dues and subscriptions	523
Filing fees	355
Accounting fees	2,050
Professional fees	1,006
Management fee expense	180,000
State registration fees	14,655
Regulatory and compliance expense	4,175
Trading expenses	12,682
Payroll processing fees	752
Bank service charges	85
Amortization	1,174
Miscellaneous expense	657
Total expenses	546,360
Net (loss) for the year	$ (27,372)

The accompanying notes are an integral part of the financial statements.

TICHE CAPITAL STRATEGIES, LLC

Statement of Changes in Member's Equity

	Year Ended December 31, 2001
Member's equity, January 1, 2001	$ 40,518
Net (loss) for the year	(27,372)
Member's contributed equity	35,000
Member's equity, December 31, 2001	$ 48,146

The accompanying notes are an integral part of the financial statements.

TICHE CAPITAL STRATEGIES, LLC

Statement of Changes in Financial Condition

	Year Ended December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$(27,372)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:	
Amortization	1,174
(Increase) decrease in accounts receivable	(42,815)
(Increase) decrease in other assets	(9,248)
Increase (decrease) in current liabilities	38,623
Net cash (used in) operating activities	(39,638)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributed capital	35,000
Decrease in cash	(4,638)
CASH, BEGINNING OF YEAR	13,495
CASH, END OF YEAR	$ 8,857

The accompanying notes are an integral part of the financial statements.

TICHE CAPITAL STRATEGIES, LLC

Notes to Financial Statements
Year Ended December 31, 2001

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements of Tiche Capital Strategies, LLC.

Tiche Capital Strategies, LLC, located in Pittsburgh, Pennsylvania, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a limited liability company.

INCOME TAXES

Income taxes have not been provided for the 2001 tax year, because the member elected to be treated as a sole proprietorship for income tax purposes as provided. As such, the Company's income or loss and credits are passed to the member and combined with other personal income and deductions to determine taxable income on the member's individual tax return.

LONG-TERM DEBT

As of December 31, 2001, Tiche Capital Strategies, LLC, has not incurred any long-term debt.

ORGANIZATION COSTS

Tiche Capital Strategies, LLC, incurred organization costs in the form of attorney fee, various registrations and licenses at the inception of the Company. These costs are carried as other assets and are being amortized.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RELATED PARTY TRANSACTIONS

The company purchases management services from an affiliated company in which the sole member of Tiche Capital Strategies, LLC is the sole shareholder of said affiliate. The management fees paid to the affiliate in 2001 were $180,000. The services purchased by Tiche Capital Strategies, LLC, were as follows:

1. All payroll related costs
2. Occupancy costs (rent, utilities, repairs, etc.)
3. Office and administrative expenses
4. Insurance
5. Telephone expenses
6. Technology
7. Promotional expenses
8. Licensing expenses

SNODGRASS
Certified Public Accountants and Consultants



INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Mr. Bradley D. Tiche, President
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

Our report on our audit of the basic financial statements of Tiche Capital Strategies, LLC for the year ended December 31, 2001 appears on page 3. We conducted our audit in accordance with auditing standards generally accepted in the United States of America for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of supplementary information are presented for purposes of additional analysis. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SR Snodgrass AC

Beaver Falls, PA
February 11, 2002

S.R. Snodgrass, A.C.
110 Central Square Drive Beaver Falls, PA 15010~7302 Phone: 724~843~4920 Facsimile: 724~847~5048

TICHE CAPITAL STRATEGIES, LLC

Computation of Net Capital

	Year Ended December 31, 2001
Assets:	
Cash	$ 8,857
Commissions receivable	42,627
Emmett Larkin capital account	9,233
Total assets	60,717
Liabilities:	
Accounts payable	15,000
Commissions payable	20,250
Payroll taxes payable	3,373
Total liabilities	38,623
Net capital	$ 22,094

TICHE CAPITAL STRATEGIES, LLC

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Tiche Capital Strategies, LLC clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records. Therefore, Tiche Capital Strategies, LLC, is exempt from the Reserve Requirements and the Information Relating to the Possession or Control Requirements under Rule 15c3-3.